Exhibit (a)(1)(Q)

January 5, 2007

Special Committee of the Board of Directors of ElkCorp
c/o Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Ladies and Gentlemen:

        On Friday, December 29, 2006, our Companies entered into confidentiality and standstill agreements, under which BMCA has been promised access to reasonable diligence in order to create a level playing field and enable it to maximize value to Elk shareholders.

        Notwithstanding the agreement, progress in terms of the due diligence process has proven, at least until late yesterday afternoon, frustratingly slow. By way of background, after signing the confidentiality agreement last Friday, BMCA's management team offered to travel to Dallas and work with Elk over the holiday weekend. Elk declined to do so, finally scheduling a conference call at noon on Tuesday. On this call, the only Elk management representative was Tom Karol, while other members of Elk management who presumably would have been in a position to respond to a number of our due diligence inquiries were for some reason excluded.

        Moreover, on the same conference call, raising questions as to whether we were entitled to the most basic information, Tom declined to respond to approximately 25 separate, entirely appropriate inquiries. By way of just one example, we were unable to obtain, or even receive a commitment to furnish, information concerning the Company's financial performance in October, November, and December 2006. Although Tom promised to reconsider his position at a subsequent time, and has since agreed to provide the requested information, it has been painfully slow in coming. In this connection, while BMCA's due diligence team was scheduled to meet with Tom and three other Elk executives this morning in Dallas, this meeting had to be postponed because information we had been promised by Elk had not been made available as of the time our people had to leave for the airport yesterday afternoon. Since that time, we have confirmed a rescheduled meeting for Saturday morning and are at last in the process of receiving meaningful due diligence information.

        Given the background of Elk's entire process, which we understand began 4-5 months ago, together with our recent experience, I think you can well understand our concern. As you know, although BMCA is Elk's most logical merger partner, the process had proceeded for months with a number of management buyout firms without so much as an invitation to BMCA to participate. Then when we surfaced with our proposal, which included a clear statement that we were willing to consider paying more, we were, for all intents and purposes, shut out of the process because we were unwilling, not surprisingly, to sign an extremely onerous standstill agreement whose principal points we were told were not subject to negotiation. And then without so much as calling BMCA to provide it with an opportunity to increase its merger price proposal, Elk proceeded to enter into an agreement with Carlyle, at a price now shown to be inferior, obligating Elk to pay a $29 million breakup fee.

        On another issue, Tom and your advisors requested this past Tuesday information about the merger process. Since then, we and your advisors have had a number of conversations regarding the process and our currently pending tender offer. While we do not believe that there should be any ambiguity, perhaps in an excess of caution, we again summarize the state of play as follows:

          1.    Tender Offer. BMCA has pending a tender offer for all shares of ElkCorp common stock at $40 per share, in cash, not subject to a diligence or financing condition. We are ready, willing and able to close the tender offer subject to the satisfaction of the conditions to the offer. Satisfaction of the principal conditions are within ElkCorp's control. You need only lift the Rights Plan, and waive the application of Delaware 203 and Article Thirteen of your Certificate of Incorporation. As disclosed in the offer, we would then pursue a second step merger at the same price per share as the tender offer; or

          2. Negotiated Merger Agreement. Alternatively, we understand the interest Elk has expressed in managing any further rounds of this bidding contest and moving toward a negotiated merger agreement. To that end, we have delivered a draft agreement that is superior to the Carlyle agreement in both timing and price, and at least as strong as the Carlyle agreement with regard to every other contractual provision. We have received your advisors' comments on that agreement and our financing letters. In response, we have redrafted the merger agreement accepting all reasonable proposals and the financing letters which now address the three specific issues they raised as concerns. These documents will be returned to your advisors today.

        In order to put BMCA on a level playing field in this bidding contest, we agreed Friday night that Elk would provide access to reasonable due diligence but in no event less than what was provided to Carlyle. We encouraged Elk to do this because we believe that only by being on a level playing field with Carlyle can we deliver a binding merger agreement with terms acceptable to you and participate most effectively in any further rounds of the current bidding contest. Whatever the faults of the process to date, it should be readily apparent that a fair process and a level playing field will deliver the most value to Elk's shareholders.

        Given the pendency of our tender offer and our delivery of draft documents for a negotiated merger agreement, we do not understand how the Special Committee can maintain its current recommendation of the Carlyle offer. Our $40 offer, on substantially the same terms as your current Merger Agreement, is a "Superior Proposal" that we think compels your Board to consider a Change of Recommendation. We therefore urge you to provide the notice required by Section 5.3(d) of your current Merger Agreement to CGEA Holdings, Inc.

        As I think is plainly apparent, we are seriously committed to concluding the Elk-BMCA merger, and we trust that your Committee will do the right thing so that we will both be in a position to close this transaction at the earliest possible time. In the meantime, if you have any questions the Committee should like to discuss, Sam Heyman and I will be pleased to meet with the Special Committee at its earliest convenience.

Sincerely,
/s/ Robert B. Tafaro Robert B. Tafaro President and Chief Executive Officer
cc:
Mr. Thomas D. Karol, CEO
Mr. Lee Lebrun, UBS